SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

On June 14, 2010

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]   Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]  No [ X ]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811, 333-147762 and  333-152738.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2010
EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER

Dear EDAP Shareholders,

We are pleased to convey to you that our upcoming shareholders’ meeting is scheduled to convene on June 24, 2010.  EDAP’s Board of Directors and management would like to take this opportunity to request your support for the attached resolutions that are detailed in the enclosed Board report.  By voting in favor of the existing and proposed resolutions, you will provide the Company with the flexibility to continue to pursue its development strategy. .

At the shareholders meeting on October 30, 2009, you approved resolutions that allowed us to conduct negotiations with our bondholders with the intention to reduce part of our convertible debt. Thereafter, we implemented a supplement to the existing debt contract, which allowed for redemption of USD 1.5 million. Additional delegations included in the attached resolutions provide for an extension of such resolutions to ensure implementation within an appropriate timeframe without convening additional shareholders meetings. At our June 24, 2010 assembly, we are proposing additional resolutions that will allow certain categories of persons, including physicians using EDAP technologies, management and directors, to participate in future capital raises.

These anticipated increases in capital, aimed principally at improving the Company’s balance sheet and providing management with the flexibility to pursue strategic objectives, will be implemented within the existing authorized dilution parameters that have already received shareholder approval.

The enclosed Board of Directors report provides a summary of resolutions submitted to your vote on June 24, 2010.

In the name of the Board of Directors of EDAP,
I wish to thank you for your continuous support.

Sincerely,

Philippe CHAUVEAU
Chairman of the Board
EDAP TMS SA

Non binding, unofficial English translation for information purposes only. Original in French.

EDAP TMS
A corporation with a share capital of 1,498,107.26 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204 R.C.S.

Vaulx-en-Velin, June 3, 2010
NOTICE

On Thursday June 24, 2010, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am, at EDAP TMS’s headquarters 4, rue du Dauphiné, 69120 Vaulx-en-Velin, France

to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2009; reading of the Board of Directors' special and complementary reports; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31, 2009; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2009; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31st, 2009;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY ANNUAL SHAREHOLDERS MEETING:

5.
Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”);

6.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’ preferential subscription rights, reserved for OCRABSA holders for payments in the form of shares related to the OCRABSA;

8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA;

10.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

11.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

12.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of one or several categories of persons who meet certain specified characteristics;

13.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of practitioners  who use the Company’s technologies and meet certain specified characteristics;

14.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities;

15.	Authorization to be granted to the Board of Directors to allow it to grant options to purchase the Company’s shares;

16.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

EDAP TMS would like to inform you that the 2009 Annual Report is now available for viewing in the internet at http://www.edap-tms.com, under “Investor Information” Section.

Yours sincerely,

The Board of Directors

Non-binding, unofficial English translation for information purposes only. Original in French.

 EDAP TMS
A corporation with a share capital of 1,498,107.26 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 24, 2010

Ladies and Gentlemen,

We have called this Ordinary and Extraordinary Shareholders’ Meeting to vote on the following agenda:

AGENDA OF THE ORDINARY SHAREHOLDERS’ MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2009; reading of the Board of Directors' special and complementary reports; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31, 2009; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2009; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31st, 2009;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

5.
Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”);

6.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’ preferential subscription rights, reserved for OCRABSA holders for payments in the form of shares related to the OCRABSA;

8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA;

10.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders;

11.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;

12.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of one or several categories of persons who meet certain specified characteristics;

13.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of practitioners  who use the Company’s technologies and meet certain specified characteristics;

14.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities;

15.	Authorization to be granted to the Board of Directors to allow it to grant options to purchase the Company’s shares;

16.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Management report on 2009 activity closed on December 31, 2009:

We invite you to read the management report available as per French dispositions and the Company’s 2009 Annual Report on 2009 consolidated accounts (available on the Company’s website www.edap-tms.com, Investor Relations section) to have a detailed view of our 2009 activity and subsequent events which occurred since January 1, 2010.

DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Prior to examining the various proposals submitted to your approval, please find below a summary of the reasons that have led us to call the extraordinary general meeting.

On October 30, 2009, we convened you to submit to you certain resolutions allowing us to renegotiate, in the best of your interests, with the OCRABSA holders the bond indebtedness of the Company and, if need be, to seize financing opportunities in order to strengthen the Company’s resources and its growth potential.  We would now like to renew and thus extend the validity of the delegations granted to the Board of Directors in order to renegotiate the bond indebtedness of the Company, within the dilution limit previously authorized (resolutions 5, 7, 8 and 9). The resolutions submitted to you would therefore allow your Board of Directors to have all authorizations to best take advantage of any opportunities for renegotiation it may have, and to provide the Company with the most flexibility so as to respond, under the best conditions, to any opportunity in the course of such renegotiation without having to reconvene the shareholders.

In addition, in accordance with French and international standards and in the interest of the Company, in the view of its development, it seems appropriate to us to grant various financial delegations to your Board of Directors (resolutions 10 to 13), which would allow it to implement share capital increases, immediately or in the future, with or without preferential subscription rights, with the same objective of responding to opportunities which may present themselves to the Company and thus allow it to increase shareholder equity.

Finally, in line with the profit-sharing plan that the Company intends to implement in favor of its employees and officers, we propose that you grant a delegation of authority to your Board of Directors so that it may carry out share capital increases reserved to one or more categories of persons who meet certain specified characteristics and to grant an authorization to your Board of Directors to allow it to grant options to purchase the Company’s shares (resolutions 14 and 15).

Please note that we believe that it is important to stay within the limits on dilution of shareholders previously authorized by the extraordinary Shareholders’ Meetings of May 22, 2007, February 26, 2009 and October 30, 2009 (resolution 6). Therefore the maximum aggregate nominal amount of share capital increases that may be consummated pursuant to the delegations we propose you to grant to your Board of Directors would remain set at 846,608.10 euros, i.e., a maximum number of shares of 6,512,370 with a nominal value of 0.13 euros each. This amount would be the same as the amount set by the Shareholders’ Meeting of October 30, 2009 which was of 926,437.07 euros, after having subtracted the portion of the authorizations already used by the Board of Directors since that date. This amount would be an aggregate maximum which would be the same for all resolutions providing for share capital increases. To this amount must be added, if need be, the additional amount of the shares or securities to be further issued to preserve the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

Please also note that the delegations granted pursuant to resolutions 7, 8, 9, 10, 11 and 15 will replace the prior delegations having the same purpose already granted.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next shareholders’ general meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For each of the delegations submitted to your approval, the reports established by the Company’s statutory auditor will be read to you.

We propose to hereinafter review each of the resolutions submitted to your approval in the Extraordinary Shareholders’ Meeting:

1.	Renegotiation of the company’S bond indebtedness

We remind you that the Board of Directors, during its meeting of October 29, 2007, using the delegation of authority granted to it pursuant to the tenth resolution of the combined general meeting of May 22, 2007, decided to issue 20,000 convertible bonds with detachable warrants to purchase ordinary shares (“OCRABSA”) in favor of certain named persons, representing a total amount of USD 20,000,000 in bonds.

In the context described in resolution 5, we ask you to authorize the Board of Directors to renegotiate the Company’s bond indebtedness and to decide, subject to, to the extent necessary, the approval of the proposed amendments by an OCRABSA holders meeting (the “masse”), any amendments of the terms of OCRABSA, and, as necessary, the related contractual documentation.

2.	Financial delegations to be granted to the board of directors

Resolution 6 enables to set the maximum aggregate nominal amount of the share capital increases that may be consummated and the debt securities that may be issued pursuant to the delegations submitted to your vote at 846,608.10 euros, i.e., a maximum of 6,512,370 shares to be issued with a nominal value of 0.13 euros each, which is the same amount as the amount set by the Shareholders’ Meetings dated May 22, 2007, February 26, 2009 and October 30, 2009, after having subtracted the portion of the authorizations already used by the Board of Directors since that latter date.

The first three delegations of authority submitted to your approval (resolutions 7 to 9) are in line with the decisions that may be made by your Board of Directors in the context of the renegotiation of the Company’s indebtedness.

The four other delegations of authority submitted to your approval (resolutions 10 to 13) will allow the Board of Directors to respond to any capital-raising opportunities which would prove necessary in order to finance the development of the Company.

The Board of Directors would have all powers to implement these delegations, in accordance with applicable law and the Company’s by-laws, in order, without limiting the generality hereof, to set the dates, the terms and conditions of any issuance, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall, in particular, determine the amount to be issued, set the date of dividend rights, including retroactive, for the shares or securities giving access to the share capital or debt securities to be issued, determine the method of paying-up and, if need be, the strike price, the exercise period of the securities, or the terms of the exercise of the rights for exchange, conversion, repayment or attribution by other manner of shares or securities giving access to the share capital, subject to the limits set in the delegations submitted to your approval.

The Board of Directors would have all powers to implement these delegations, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or, as the case may be, to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,

-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto.

For the purposes hereof, the Board of Directors asks you to approve or renew the resolutions mentioned below, using the legal mechanism of delegation of authority, and to delegate your authority to it in order to:

-
decide, in one or more occasions, share capital increases reserved for OCRABSA holders by issuance of shares of the Company in order to (i) pay in the form of ordinary shares the quarterly interest and/or (ii) pay in the form of shares any conversion premium of the OCRABSA and/or (iii) make any other payment in the form of shares to the holders of the OCRABSA, with cancellation of the shareholders' preferential subscription rights in favor of the holders of OCRABSA, being specified that the issuance price of the shares that may be issued pursuant to this delegation would be determined by the Board of Directors in accordance with the terms of the OCRABSA, as in full force and effect as at the date of subscription of the shares (resolution 7)

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of a category of persons (holders of OCRABSA), intended to be exchanged for OCRABSA within the framework of a private exchange offer initiated by the Company, being specified that the issuance price and, as the case may be, the conversion price of securities issued pursuant to this delegation would be determined by the Board of Directors in accordance with the negotiations it will carry out with the holders of OCRABSA (resolution 8)

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of a category of persons (holders of OCRABSA), intended to be remitted to holders of OCRABSA who would contractually waive their rights of conversion or repayment of all or part of the OCRABSA, being specified that the issuance price, and as the case may be, the conversion price of securities issued pursuant to this delegation would be determined by the Board of Directors in accordance with the over-the-counter negotiations it will carry out with the holders of OCRABSA (resolution 9)

-
increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to allocation of debt securities, with preservation of the Company’s shareholders' preferential subscription rights (resolution 10)

-
increase the share capital by issuance of shares or any securities giving access to the share capital of the Company or giving a right to allocation of debt securities, with cancellation of the shareholders' preferential subscription rights, through a public offering, being specified that the Company may proceed by way of the filing of a registration statement with the Securities and Exchange Commission in the United States. The issuance price of shares, securities or debt securities issued pursuant to this delegation would be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L. 225-136-1° of the French Commercial code).  In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ (resolution 11)

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of one or several categories of persons who meet certain specified characteristics, being specified that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital) will be set in accordance with usual market practices, by reference to the price offered to institutional investors in the context of said global placement, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ (resolution 12).

Pursuant to this resolution 12, you are asked to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares to the new or existing investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

A.
(i)
institutional investors being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.) having their main place of business, their management or their management company located in the United States, Canada, the European Union or Switzerland; and

(ii)
specialized in the health care or biotechnologies secteurs or specialized in investing in companies with high growth potential, and having an established track record in respect of investments in small and mid-cap companies; and

(iii)
which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.
any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

-
increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of  a category of persons who meet certain specified characteristics, being specified that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital) will be set in accordance with usual market practices, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said practitioners. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ (resolution 13).

In this resolution, you are asked to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription in favor of the following new or existing investors, with a maximum of 100 subscribers, with a minimum individual subscription amount of 10,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included): practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the shares, subject to compliance with the applicable laws and professional ethics.

3.	DELEGATIONS TO BE GRANTED IN THE SCOPE OF THE PROFIT-SHARING PLAN IN FAVOR OF THE COMPANY’S EMPLOYEES AND OFFICERS

The Company intends to implement a profit-sharing plan in favor of its employees and officers. Consequently, your Board of Directors asks you to grant it various delegations for such purposes.

We propose to you below to review each of these delegations (resolutions 14 to 16), detailed in the draft resolutions, and for which the reports established by the Company’s statutory auditor will be read to you.

The Board of Directors asks this general meeting to vote on the resolutions mentioned below and to:

-
delegate its authority to the Board of Directors to increase the share capital by issuance of shares or any securities giving access to the share capital, within the maximum nominal amount of 846,608.10 euros, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company who cannot be granted options to subscribe of purchase shares, thus allowing them to take a stake in the Company’s share capital, being specified that the issuance price would be set by the Board of Directors, by reference to the price of the latest transaction on the Company’s share capital carried out during the 6 months prior to the issuance, with a premium or discount of respectively 10% more or less compared to such price. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ (resolution 14)

-
delegate its authority to the Board of Directors to allocate options to purchase the Company’s shares on the basis of existing treasury shares, i.e. for a maximum of 229.100 shares, which does not trigger any dilution for shareholders (resolution 15), being specified that the exercise price of each option to purchase shares would be set by the Board of Directors on the day the option is granted, by reference to the trading price per share at the close of the trading day before the day on which the Board of Directors decides to grant the options, without being less than (i)  95% of the average such price of the American Depositary Shares of the Company listed on the NASDAQ calculated on the basis of the last twenty (20) trading sessions prior to the granting of such options, and (ii) 95% of the average purchase price of the shares purchased by the Company for the purpose of granting them to the Company’s employees or officers

-
delegate its authority to the Board of Directors to decide for a maximum amount of 42,549 euros, one or several capital increases by issuance of ordinary shares of the Company, directly or through an employee mutual fund reserved for participants in the Company’s employee savings scheme (resolution 16). This last resolution is submitted to you pursuant to the provisions of articles L. 225-129-6 of the French Commercial code

However, your Board of Directors reminds you that, taking into account the organization of the Company, this proposal does not fall within the Company’s profit-sharing policy.  Consequently, we recommend that you do not vote in favor of this resolution submitted for your approval.

In this context, we ask you to vote on the aforementioned resolutions whose text is proposed to you by your Board of Directors.

The Board of Directors

This document and the draft resolutions it refers to are not an offer to purchase, or a solicitation of an offer to buy OCRABSA, shares or any other securities of the Company.  There can be no guarantee that the Board of Directors will undertake, or if it does undertake that it will be successful in, a renegotiation of the terms of the OCRABSA. Furthermore, there can be no assurance that any such renegotiation, if it is undertaken will be completed, or if it is completed that it will result in a favorable outcome for the Company or its shareholders.

This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS
French société anonyme with a share capital of 1,498,107,26 Euros
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné - 69120 Vaulx en Velin, France
Lyon Registry of Commerce 316 488 204

PROJECT OF RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING'S HELD ON JUNE 24, 2010

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on June 24, 2010, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France.  The meeting will deliberate on the following agenda:

AGENDA

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2009; reading of the Board of Directors' special and complementary reports; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31, 2009; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2009; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31st, 2009;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.
Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”);

6.	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;

1/20

7.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’ preferential subscription rights, reserved for OCRABSA holders for payments in the form of shares related to the OCRABSA;

8.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company;

9.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA;

10.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription right for shareholders;

11.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription right, by means of a public offering;

12.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of one or several categories of persons who meet certain specified characteristics;

13.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of practitioners  who use the Company’s technologies and meet certain specified characteristics;

14.
Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities;

15.	Authorization to be granted to the Board of Directors to allow it to grant options to purchase the Company’s shares;

16.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

* * *

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AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

First Resolution (Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31st, 2009; reading of the Board of Directors' special and complementary reports; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31st, 2009; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2009; granting of a release to the members of the Board of Directors for their management)

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, and after hearing of:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2009,
-	the Board of Directors' special report on stock-options,
-	the Board of Directors' special report as per Article L. 225-197-4 of the French Commercial Code,
-	the Statutory Auditor's general report relating to the annual accounts relating to fiscal year ended December 31st, 2009,
-
the Statutory Auditor's report relating to the consolidated accounts prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) applying to companies listed on the Nasdaq market.

Approves the annual accounts, i.e. the balance sheet, P&L accounts and the related note as of and for the period ended December 31st, 2009 as they have been presented, together with the operations transcribed in the aforesaid financial statements and summarized in such reports;

Approves the consolidated accounts relating to fiscal year ended December 31st, 2009 established as per U.S. GAAP applying to companies listed on the Nasdaq market as they have been prepared, together with the operations transcribed in the aforesaid financial statements and summarized in such reports.

The General Meeting therefore grants a release to all members of the Board of Directors for their management during fiscal year 2009.

Second Resolution (Allocation of the loss for the fiscal year ended December 31st, 2009)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, acknowledges that the Company has recorded a net loss (not consolidated) of € (5,876,818,83) during fiscal year ended December 31st, 2009 taking into account:

▪	a depreciation allowance amounting to €443,937.47,
▪	a provision allowance amounting to €3,019,208.07.

The General Meeting, after reading the Board of Directors report, decides to clear the loss amounting to € (5,876,818,83) by allocating € 963,700.47 of this amount to the "Other reserves" account and the balance amounting € 4,913,118.36, to the cumulated losses account.

Pursuant to Article 243 bis of the French Tax Code, the General Meeting takes note that no dividend has been distributed during the last three fiscal years.

The General Meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, approves the total of the expenses and charges concerned by article 39-4 of this Code, amounting to €2,489 as well as the theoretical tax amounting to €829.67.

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Third Resolution (Reading and approval of the special report of the Statutory Auditor on the agreements referred to in Article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report)

After hearing the Statutory Auditor's special report relating to the agreements referred to in article L.225-38 of the French Commercial Code (related party transactions), the General Meeting approves the continuation of the agreements entered into by the Company and its subsidiaries as mentioned in the said report.

Fourth Resolution (Determination of attendance fees to be allocated to the Board of Directors)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, sets the attendance fees to be allocated to the Board of Directors for fiscal year ended December 31st, 2009 at a total amount of  €103,000.00.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

Fifth resolution (Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”))

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

after having reminded the Shareholders’ Meeting that the Board of Directors, during its meeting of October 29, 2007, using the delegation of authority granted to it pursuant to the tenth resolution of the combined general meeting of May 22, 2007, decided to issue 20,000 convertible bonds with detachable warrants to purchase ordinary shares (“OCRABSA”) in favor of certain named persons, representing a total amount of USD 20,000,000 in bonds,

1.        authorizes the Board of Directors to renegotiate the Company’s bonds and to decide, subject, to the extent necessary, to the approval of the proposed amendments by the meeting of OCRABSA holders (the “masse”), any amendments of the terms of OCRABSA, and, as necessary, the related contractual documentation, and in particular, without limitation, any change relating to:

(i) the extension of the maturity date of the OCRABSA, which is currently October 28, 2012, with a maximum additional period of 24 (twenty four) months,

(ii) the conversion price, which is currently USD 6.57 (six US dollars and fifty seven cents), as it shall be determined by the Board of Directors, in accordance with negotiations it will have with the holders of OCRABSA, within a maximum price of USD 6.57 (six US dollars and fifty seven cents),

(iii) the implementation of any premium, in the case of early conversion of the OCRABSA, payable in cash or in shares, at the Company's option,

 (iv) the interest rate applicable to the OCRABSA, which is currently 9%, upwards or downwards, including, by setting a variable interest rate, which may increase or decrease, in accordance with conditions that the Board of Directors shall have the power to set out, and/or

(v) the terms and conditions of the warrants for shares (“BSA”) issued by the Company on October 29, 2007, initially attached to the OCRABSA,

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2.        decides that, in any case, the amendments decided by the Board of Directors in accordance with this authorization shall not result in an increase of the maximum authorization for a share capital increase provided for in the sixth resolution below,

3.        decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting,

4.        authorizes the Board of Directors to carry out all formalities necessary for the successful renegotiation of the Company’s indebtedness and to enter into all acts and take all necessary measures therefor.

Sixth resolution (Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

-
the maximum aggregate nominal amount of share capital increases that may be consummated pursuant to the delegations in the fifth, seventh to fourteenth and sixteenth resolutions, is set at 846,608.10 euros (eight hundred forty-six thousand six hundred and eight euros and ten euro cents), i.e., a maximum number of shares of 6,512,370 with a nominal value of 0.13 euros each. This amount is the same as the one set by the shareholders’ meeting of October 30, 2009 which was of 926,437.07 euros, after having subtracted the portion of the authorizations already used by the Board of Directors since that date, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

-
the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted in the tenth and eleventh resolutions is set at 846,608.10 euros (eight hundred forty-six thousand six hundred and eight euros and ten euro cents).

Seventh resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’ preferential subscription rights reserved for OCRABSA holders for payments in the form of shares related to the OCRABSA).

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129 et seq of the French Commercial code, in particular articles L. 225-129-2 and L. 225-138,

1.        delegates its authority to the Board of Directors to decide, in one or more occasions, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company in order to (i) pay in the form of ordinary shares the interest related to the OCRABSA and/or (ii) pay in the form of shares any conversion premium of the OCRABSA and/or (iii) make any other payment in the form of shares to the holders of the OCRABSA, as further specified in the amended terms of the OCRABSA,

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2.        decides that the issuance price of the securities to be issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the terms of the OCRABSA, as in full force and effect as at the date of subscription of the shares,

3.        decides to cancel the shareholders' preferential subscription rights to the shares which may be issued pursuant to this resolution in favor of the following category of investors: holders of OCRABSA issued and subscribed on October 29, 2007,

4.        decides that the maximum nominal amount of the capital increases which can be consummated, immediately or in the future, pursuant to this resolution, is set at 846,608.10 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the additional nominal amount of the shares to be issued, in the event of new financial transactions, in order to preserve the rights of the holders of securities giving access to share capital; this amount shall be applied against the aggregate maximum of 846,608.10 euros provided for in the sixth resolution above,

5.        decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws and the by-laws, including but not limited to the following:

-	decide share capital increases;
-	determine the amounts of share capital increases, in accordance with the limits set forth in point 4 of this resolution;
-	determine the dates and modalities of the share capital increases, including the issuance price of the new shares, in accordance with the conditions set forth in point 2 of the resolution;
-	determine the method of paying-up of the shares, in particular to provide for the paying-up of the shares by set-off against the interest claims of OCRABSA holders;
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations;
-	at its sole initiative, allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve;
-	performing formalities following capital increases and subsequent modifications of the by-laws;
-
more generally, enter into any agreement necessary, in particular, to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

6.        decides the present delegation is granted for a period of eighteen (18) months from the date of this meeting,

7.        acknowledges that this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities would entitle them,

8.        acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on February 26, 2009, as modified on October 30, 2009, effective from this day and for the value of any unused proportion of such prior delegation, if any,

9.        acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

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Eighth resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138, L. 228-91 et seq. of the French Commercial code,

1.        delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, which subscription might be made either in cash or by set off. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors, and intended to be exchanged for OCRABSA within the framework of a private exchange offer initiated by the Company,

2.        decides that the issuance of preferred shares is expressly excluded from this delegation,

3.        decides that the maximum nominal amount of the share capital increases which may be consummated, immediately or in the future, pursuant to this resolution, is set at 846,608.10 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law, the rights of the holders of securities giving access to share capital; this amount shall be applied against the aggregate maximum of 846,608.10 euros such as provided in the sixth resolution above,

4.        decides to cancel the shareholders' preferential subscription rights to the shares and securities which will be issued and to reserve subscription of shares and securities subject to this resolution in favor of the following category of persons: holders of OCRABSA issued and subscribed on October 29, 2007,

5.        decides that the issuance price, and as the case may be, the conversion price of securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the negotiations it will carry out with the holders of OCRABSA,

6.        acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities would entitle them,

7.        decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, without limiting the generality hereof, to determine the identity of the beneficiaries of the cancellation of shareholders’ preferential subscription rights within the aforementioned category and the number of shares to be allocated to each of them, to set the dates, the terms and conditions of any issuance, the form and characteristics of shares or securities giving access to the share capital to be issued, with or without a premium. The Board of Directors shall determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; and if need be, the strike price, the exercise period of the securities, or the terms of the exercise of the rights for exchange, conversion, repayment or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

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8.        decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws, and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.        decides the present delegation is granted for a period of eighteen (18) months from the date of this meeting,

10.      acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on October 30, 2009, effective from this day and for the value of any unused proportion of such prior delegation,

11.      acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

Ninth resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.        delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, which subscription might be made either in cash or by set off. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors,

2.        decides that the issuance of preferred shares is expressly excluded from this delegation,

3.        decides that the maximum nominal amount of the capital increases which can be consummated, immediately or in the future, pursuant to this resolution, is set at 846,608.10 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the additional nominal amount of the shares or securities to be issued, in the event of new financial transactions, in order to preserve the rights of the holders of securities giving access to share capital; this amount shall be applied against the aggregate maximum of 846,608.10 euros provided for in the sixth resolution above,

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4.        decides therefore to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of the present resolution to the following category of persons: holders of OCRABSA issued and subscribed on October 29, 2007 who would contractually waive their rights of conversion or repayment of all or part of the OCRABSA,

5.        decides that the issuance price, and as the case may be the conversion price of securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the over-the-counter negotiations it will carry out with the holders of OCRABSA,

6.        acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities entitle them,

7.        decides that the Board of Directors shall have all powers to implement this delegation of its authority, in accordance with the law and the Company’s by-laws, in order, in particular, without limitation, to determine the identity of beneficiaries of the cancellation of shareholders’ preferential subscription rights within the aforementioned category and the number of shares to be allocated to each of them, to set the dates, terms and conditions of such issuances, the form and characteristics of shares or securities giving access to the share capital to be issued, with or without a premium. The Board of Directors shall determine the amounts to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up and if need be, the strike price and exercise period of the securities or the terms of the exchange, conversion, repayment, or attribution by any other manner of shares or securities giving access to the share capital pursuant to this delegation,

8.        decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.        decides that the present delegation is granted for a period of eighteen (18) months from the date of this meeting,

10.      acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on October 30, 2009, effective from this day and for the value of any unused proportion of such prior delegation,

11.      acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

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Tenth resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital or giving rights to debt securities issued by the Company, with preferential subscription rights for shareholders)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-2, L. 225-134, L. 228-92 and L. 228-93 of the French Commercial code,

1.        delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right the to allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.        decides that the aggregate maximum nominal amount of the capital increases which may be consummated, immediately or in the future, pursuant to this resolution is set at 846,608.10 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,

3.        decides that this amount shall be applied against the aggregate maximum provided for in the sixth resolution above,

4.        decides to set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 846,608.10 euros (or its counter-value in foreign currencies as at the date of  subscription), to be applied against the aggregate maximum provided for in the sixth resolution above,

5.        decides that the shareholders may exercise, in accordance with the law and regulatory provisions in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

6.        decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

7.        decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-
limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,

-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

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8.        specifies that transactions contemplated by this delegation may be consummated at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.        decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.      decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.      acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.      acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on October 30, 2009, effective from this day and for the value of any unused proportion of such prior delegation,

13.      decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

Eleventh resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company or giving rights to debt securities issued by the Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136 and L. 228-91 et seq. of the French Commercial code,

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1.        delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right the to allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.        decides the issuances which may be carried out pursuant to this delegation may be realized through a public offering, being specified that the Company may proceed by way of the filing of a registration statement with the Securities and Exchange Commission in the United States,

3.        decides that the maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 846,608.10 euros (or its counter-value in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the sixth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.        decides to set at 846,608.10 euros (or its counter-value in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, which amount shall be applied against the aggregate maximum provided for in the sixth resolution,

5.        decides to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.        decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L. 225-136-1° of French Commercial code).  In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.        acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.        specifies that transactions contemplated in this resolution may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.        decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.      decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

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-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.      acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.      acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on October 30, 2009, effective from this day and for the value of any unused portion of such prior delegation,

13.      decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

Twelfth resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of one or several categories of persons who meet certain specified characteristics)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.        delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.        decides that the issuance of preferred shares is expressly excluded from this delegation,

3.        decides that the maximum nominal amount of the capital increases which can be consummated, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 846,608.10 euros (or its counter-value in foreign currencies as at the date of subscription); this amount shall be applied against the aggregate maximum provided for in the sixth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

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4.        decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution to the new or existing investors which meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included):

A.
(i)
institutional investors being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.) having their main place of business, their management or their management company located in the United States, Canada, the European Union or Switzerland; and

(ii)
specialized in the health care or biotechnologies secteurs or specialized in investing in companies with high growth potential, and having an established track record in respect of investments in small and mid-cap companies; and

(iii)
which are prepared to make an investment decision in respect of the Company solely based on available public information, provided, however, that each prospective investor will be required to enter into a confidentiality agreement regarding the proposed investment prior to any disclosure to it of the name of the Company; or

B.           any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services.

5.        specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.        decides that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital) will be set in accordance with usual market practices, by reference to the price offered to institutional investors in the context of said global placement, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said investors. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.        decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for each aforementioned categories and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

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8.        decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting,

9.        acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

Thirteenth resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of practitioners who use the Company’s technologies and meet certain specified characteristics)

In line with the Company's development and growth strategy, the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.        delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.        decides that the issuance of preferred shares is expressly excluded from this delegation,

3.        decides that the maximum nominal amount of the capital increases which can be consummated, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 846,608.10 euros (or its counter-value in foreign currencies at the date of subscription); this amount shall be applied against the aggregate maximum provided for in the sixth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.        decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 100 subscribers, with a minimum individual subscription amount of 10,000 euros or its counter-value in foreign currencies as at the date of subscription (issuance premium included): practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the shares, subject to compliance with the applicable laws and professional ethics,

5.        specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.        decides that the issuance price (or the amount of the counterparty which is due to the Company for each share to be issued, in the case of issuance of securities giving access to the Company’s share capital), will be set in accordance with usual market practices, in accordance with the over-the-counter negotiations the Board of Directors will carry out with said practitioners. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

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7.        decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.        decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting,

9.        acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

Fourteenth resolution (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial code,

1.        delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors, and which subscription might be made either in cash or by set off.

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2.        decides that the issuance of preferred shares is expressly excluded from this delegation,

3.        decides that the maximum nominal amount of the share capital increases which may be consummated, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 846,608.10 euros (or its counter-value in foreign currencies); this amount shall be applied against the aggregate maximum provided for in the sixth resolution above. In any case, such share capital increases may represent, subject to the aforementioned limit, more than 20% of the Company’s share capital at the date of issuance,

4.        decides to cancel the shareholders' preferential subscription rights to the shares and securities which will be issued and to reserve subscription of shares and securities subject to this resolution in favor of the following category of persons: (i) directors and officers of the Company in office at the date of issuance of the shares or other securities, and (ii) natural persons who have an employment contract with the Company at the date of issuance of the shares or other securities.

5.        specifies that, pursuant to article L. 225-132 of the French Commercial code, this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities entitle them,

6.        decides that the issuance price will be set by the Board of Directors, by reference to the price of the latest transaction on the Company’s share capital carried out during the 6 months prior to the issuance, with a premium or discount of respectively 10% more or less compared to such price. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s share on the NASDAQ,

7.        decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-
determine, the amount of the share capital increase, the issuance price (being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,

-	set the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	set the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	set the list of the beneficiaries for each aforementioned categories and the number of shares to be allocated to each of them,
-
allocate the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-	perform formalities following each capital increase and subsequent modification of the by-laws,
-
more generally, enter into any agreement, in particular if necessary to ensure completion of the contemplated issuances, take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.        decides the present delegation is granted for a period of eighteen (18) months from the date of this meeting.

9.        acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

17/20

Fifteenth resolution (Authorization to be granted to the Board of Directors to allow it to grant options to purchase the Company’s shares)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

1.        authorizes the Board of Directors, in accordance with articles L 225-177 et seq. of the French Commercial code, to grant, on one or more several occasions,

- to the Chairman of the Board of Directors, to the Chief Executive Officer and to the Deputy Chief Executive Officers of the Company, if any, and

- to all the employees of the Company or to some of them, as well as those of the companies and groupements d’intérêt économique affiliated to the Company under the terms and conditions defined in article L 225-180 of the French Commercial code, options to purchase the Company’s shares, subject to the following conditions:

(a)	the options to purchase shares that the Board of Directors is authorized to grant shall represent a maximum of 229,100 shares of the Company, with a nominal value of €0.13 each;

(b)
in order to satisfy the exercise of the options to purchase shares, the Board of Directors is authorized to use the shares (i) that the Company already holds after having acquired them in order to grant them to the Company’s employees and officers, in accordance with article L. 225-177 of the French Commercial code, and (ii) for which the options to purchase shares which had been granted within one year following their acquisition, in compliance with applicable laws, can no longer be exercised;

(c)
the exercise price of each option to purchase shares shall be set by the Board of Directors on the day the option is granted, by reference to the trading price per share at the close of the trading day before the day on which the Board of Directors decides to grant the options, without being less than:

- 95% of the average such price of the American Depositary Shares of the Company listed on the NASDAQ calculated on the basis of the last twenty (20) trading sessions prior to the granting of such options;

- 95% of the average purchase price of the shares purchased by the Company for the purpose of granting them to the Company’s employees or officers;

(d)	no options to purchase the Company’s shares may be granted before twenty trading days after the ex date for a dividend or a share capital increase;

(e)
the options to purchase shares shall be exercised by their beneficiaries within a maximum of ten (10) years as from the day on which they are granted; this timeframe may however be reduced by the Board of Directors for the beneficiaries who are residents in a given country, to the extent this may be necessary to comply with the applicable laws of such country;

(f)	the total number of options to purchase shares granted may not give right to more than 10% of the total number of shares issued by the Company, taking into account the treasury shares;

(g)	options to purchase shares may not be granted to any of the Company’s employees or officers holding more than 10% of its share capital.

2.        decides that this delegation is granted for a period of thirty-eight (38) months from the date of this meeting,

3.        decides that the price set forth for the purchase of the shares to which the options give rights may not be changed during the term of the options.  Nevertheless, should the Company carry out one of the transactions referred to in articles L.225-181 of the French Commercial code, the Board of Directors shall take the necessary steps to protect the interests of the beneficiaries of the options to purchase shares as provided in article L. 228-99 of the French Commercial code.  In the case of issuance of new shares or securities giving access to the Company’s share capital, the Board of Directors is entitled to, as the case may be, suspend the exercise of the options,

18/20

4.        grants to the Board of Directors all necessary powers to set any other terms and conditions of the transaction, and in particular:

-	set the list or the categories of beneficiaries of the options to purchase shares;
-
suspend temporarily and for the maximum term provided by law, which is, as of this date, three (3) months, the exercise of the options in the event that the transactions cited in article L 225-149-1 of the Commercial code are carried out;

-	prevent the immediate resale of all or part of the shares, provided that the period for which such shares may not be transferred shall not exceed three (3) years upon the exercise of the option.

5.        grants to the Board of Directors all necessary powers to decide any additional provisions to the awards of the options to purchase shares, to the extent that they are not contradictory with the provisions listed in this resolution,

6.        acknowledges that this authorization, subject to the approval of this resolution, replaces the prior authorization having the same purpose granted to the Board of Directors by the extraordinary general meeting on May 22, 2007, effective from this day and for the value of any unused portion of such prior delegation,

In the event that options to purchase shares are granted to the Chairman of the Board of Directors, to the Chief Executive Officer or to the Deputy Chief Executive Officers of the Company, if any, the Board of Directors shall:

- either decide that options to purchase shares may not be exercised by said officers before they cease to be in office,

- or set the number of shares resulting from the exercise of the options to purchase shares that said officers are required to hold as registered shares until they cease to be in office.

7.        decides that the Board of Directors shall have all powers necessary to implement this delegation and carry out all formalities related thereto.

8.        acknowledges that the Board of Directors shall report each year to the shareholders’ general meeting on transactions carried out pursuant to this resolution.

Sixteenth resolution (Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-6 of the French Commercial code and articles L. 3332-18 et seq. of the French Labor code,

1.        delegates its authority to the Board of Directors to decide, pursuant to its own deliberations, one or several capital increases by issuance of ordinary shares of the Company, directly or through an employee mutual fund, reserved for participants in the Company’s employee savings scheme as permitted under articles L. 3332-1 et seq. of the French Labor code which would be open to the Company’s employees and affiliated entities, as defined by article L. 225-180 of the French Commercial code, and who further meet, as the case may be, the conditions that may be set by the Board of Directors (hereinafter the “Group Employees”)

19/20

2.        decides therefore to cancel the shareholders’ preferential subscription rights under article L. 225-132 of the French Commercial code for the ordinary shares which would be issued hereto and to reserve subscription of such ordinary shares to the Group Employees,

3.        decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting,

4.        decides that the maximum nominal amount of the shares which may be issued pursuant to this resolution is set at 42,549 (forty two thousand five hundred forty nine) euros (or its counter-value in foreign currencies at the date of subscription),

5.        decides that this amount shall be applied against the aggregate maximum of 846,608.10 euros for share capital increase which may be carried out pursuant to the delegations granted to the delegations granted to the Board of Directors, as provided in the sixth resolution above,

6.        decides that the issuance price per share will be set by the Board of Directors in accordance with article L. 3332-20 of the French Labor code.

* * * *

This document is not an offer to purchase, or a solicitation of an offer to buy OCRABSA, shares or any other securities of the Company.  There can be no guarantee that the Board of Directors will undertake, or if it does undertake that it will be successful in, a renegotiation of the terms of the OCRABSA.  Furthermore, there can be no assurance that any such renegotiation, if it is undertaken will be completed, or if it is completed that it will result in a favorable outcome for the Company or its shareholders.

20/20

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:
1. Reading of the Board of Directors’ report on the activity, the situation and the financial statements of the
Company relating to fiscal year ended December 31st, 2009; reading of the Board of Directors’ special and complementary reports; reading of the Statutory Auditor’s report relating to the annual accounts closed on
December 31, 2009; reading of the Statutory Auditor’s reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December
31st, 2009; granting of a release to the members of the Board of Directors for their management;
2. Allocation of the loss for the fiscal year ended December 31st, 2009;
3. Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article
L.22538 of the French Commercial Code; approval of the agreements as mentioned in the said report.
4. Determination of attendance fees to be allocated to the Board of Directors;

EDAP TMS S.A.

AGENDA OF THE EXTRAORDINARY ANNUAL SHAREHOLDERS MEETING:
5. Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”);
6. Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital;
7. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares, with cancellation of shareholders’
preferential subscription rights, reserved for OCRABSA holders for payments in the form of shares related to the OCRABSA;
8. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the
Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company;
9. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the
Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA;
10. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the
Company’s share capital or giving rights to debt securities issued by the
Company, with preferential subscription rights for shareholders;
11. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the
Company’s share capital or giving rights to debt securities issued by the
Company, with cancellation of shareholders’ preferential subscription rights, by means of a public offering;
12. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the
Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of one or several categories of persons who meet certain specified characteristics;
13. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the
Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of practitioners who use the Company’s technologies and meet certain specified characteristics;
14. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the
Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of the following category of persons: directors and officers of the Company in office at the date of issuance of the shares or other securities, and natural persons who have an employment contract with the
Company at the date of issuance of the shares or other securities;
15. Authorization to be granted to the Board of Directors to allow it to grant options to purchase the Company’s shares;
16. Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

WO# 76624
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FOR AGAINST ABSTAIN	FOR AGAINST ABSTAIN	FOR AGAINST ABSTAIN	FOR AGAINST ABSTAIN

1.	5.	9.	13.
2.	6.	10.	14.
3.	7.	11.	15.
4.	8.	12.	16.

Mark Here for Address Change or Comments SEE REVERSE

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature_________________________________________ Signature __________________________________________ Date ____________

▼ FOLD AND DETACH HERE ▼

EDAP TMS S.A.
Instructions to THE BANK OF NEW YORK MELLON, as Depositary
Must be received prior to 5:00 PM (New York City Time) on June 21, 2010

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 17, 2010 at the Ordinary and Extraordinary General Meeting of EDAP TMS S.A. to be held in France, on June 24, 2010 at 10:30 am in respect of the resolutions specified in the enclosed Notice of Meeting.
NOTES:
Instructions as to voting on the specified resolutions should be indicated by an ÒXÓ in the appropriate box. If no voting Instruction card is received by the Depositary from an Owner with respect to any of the hares represented by American Depositary hares on or before the Receipt Date, or if the voting Instruction card is improperly completed or blank, or if the voting instructions included in the voting Instruction card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such hares and the Depositary shall vote such hares in favor of any resolution proposed or approved by the Board of Directors of the company and against any resolution not so proposed or approved.

Address Change/Comments	BNY MELLON SHAREOWNER SERVICES
(Mark the corresponding box on the reverse side)	PO BOX 3549
S HACKENSACK NJ 076069249

 (Continued and to be marked, dated and signed, on the other side)

WO# 76624